SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                   SEMCO ENERGY
                                (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                DECEMBER 31, 2006

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


                                   78412d109
                                 (CUSIP NUMBER)


1) Name of Reporting Person: Unicredito Italiano S.p.A.


         IRS Identification                      000000000
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power               2,051,509
         Beneficially Owned                      (6)Shared Voting
         by Each Reporting                       Power                   0
         Person With                             (7)Sole Disposi-
                                                 tive Power          2,051,509
                                                 (8)Shared Disposi-
                                                 tive Power              0

9)       Aggregate Amount Beneficially           2,051,509
         Owned by Each
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     5.5%

12)      Type of Reporting
         Person (See Instructions)               HC

Item 1(a)         Name of Issuer.

                  SEMCO ENERGY INC

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1411 THIRD STREET
                  SUITE A
                  HURON, MI 48060
                  UNITED STATES

Item 2(a)         Name of Person Filing:

                     Unicredito Italiano S.p.A.

Item 2(b)         Address of Principal Business Office:

                  Piazza Cordusio 2
                  20123 Milan, Italy

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         Cusip Number:

                  78412d109

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  (Inapplicable)

Item 4.  Ownership.

(a) Amount Beneficially Owned: 2,051,509

(b) Percent of Class: 5.5%


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 2,051,509

         (ii) shared power to vote or to direct vote 0

         (iii) sole power to dispose or to direct disposition of 2,051,509

         (iv) shared power to dispose or to direct disposition 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The interest of one person, Pioneer High Yield Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of Wabash National Corp.,amounted to 2,051,509 shares or 5.5% of the total outstanding Common Stock at December 31, 2006.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete and correct.


                  Date
                  FEBRUARY 7, 2007





                  /s/Dario Frigerio
                  Name: Dario Frigerio
                  Title: Head of Private Banking and Asset Management Division






                  /s/Paolo Fiorentino
                  Name: Paolo Fiorentino
                  Title: Head of Global Banking Services Division